SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On December 26, 2007, as part of a plan to improve the electricity tariff structure, the Ministry of Commerce Industry and Energy (“MOCIE”) announced its plan to adjust our electricity rate tariff by increasing the average industrial rates and average night power usage rates by 1.0% and 17.5%, respectively, while reducing the average commercial rates by 3.2%. As a result of such adjustments which had the effect of balancing out the increase with the decrease, our overall average rate is not expected to change. The adjusted tariff will go into effect as of January 1, 2008.

The tariffs we charge for electricity vary depending on the categories of consumers, which principally consist of industrial, commercial, residential, educational and agricultural consumers. The rates for night power usage are charged to consumers using the night power usage system available to customers with electric appliances or equipments that use energy stored during the night before (from 11:00 p.m. to 9:00 a.m. of the following morning). Such system was introduced primarily for the purpose of managing electricity demand by encouraging customers to use more power during off-peak hours of the day with less demand. The night power usage rates had been largely classified as residential rates. In 2006, revenues from night power usage accounted for approximately 2% of our total electricity revenues.

For more details on our tariff and rates, please refer to Item 4 “Information on the Company-History and Development-Rate” contained in our annual report on Form 20-F for the year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission on June 29, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager International Finance Department

Date: December 26, 2007